                           OFFER TO PURCHASE FOR CASH
           UP TO 1,800,000 SHARES OF COMMON STOCK, WITHOUT PAR VALUE,
                             OF CTG RESOURCES, INC.
                  AT A PURCHASE PRICE NOT GREATER THAN $27.00
                         OR LESS THAN $23.50 PER SHARE
                                       BY
                            THE ENERGY NETWORK, INC.
                          A WHOLLY OWNED SUBSIDIARY OF
                              CTG RESOURCES, INC.

            THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE
    AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON THURSDAY, OCTOBER 30, 1997,
                         UNLESS THE OFFER IS EXTENDED.
                            ------------------------

    The Energy Network, Inc., a Connecticut corporation ("TEN") and a wholly owned subsidiary of CTG Resources, Inc., a Connecticut corporation ("CTG"), invites the shareholders of CTG to tender shares of CTG Common Stock, without par value (the "Shares"), at prices not greater than $27.00 or less than $23.50 per Share, net to the seller in cash, specified by such shareholders, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer"). TEN will determine a single per Share price (not greater than $27.00 or less than $23.50) (the "Purchase Price") that it will pay for Shares validly tendered pursuant to the Offer and not withdrawn, taking into account the number of Shares so tendered and the prices specified by the tendering shareholders. TEN will select the Purchase Price that will enable it to purchase 1,800,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $27.00 or less than $23.50 per Share) pursuant to the Offer. TEN will purchase up to 1,800,000 Shares validly tendered at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer, including the provisions thereof relating to proration described herein. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration will be returned. Shareholders must complete the section of the Letter of Transmittal relating to the price at which they are tendering Shares in order to validly tender Shares.

                         ------------------------------

 THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED.
   THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

                         ------------------------------

                                   IMPORTANT

    Any shareholder desiring to tender all or any portion of his or her Shares should either (1) complete and sign the Letter of Transmittal or a photocopy thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to Chase Mellon Shareholder Services, L.L.C. (the "Depositary") and either deliver the certificates for Shares to the Depositary along with the Letter of Transmittal or deliver such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 hereof or (2) request his or her broker, dealer, commercial bank, trust company or nominee to effect the transaction for him or her. A shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or nominee must contact such broker, dealer, commercial bank, trust company or nominee if he or she desires to tender such Shares. Any shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply in a timely manner with the procedure for book-entry transfer, should tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 hereof.

                         ------------------------------

   NEITHER TEN, CTG NOR ANY OF THEIR SUBSIDIARIES OR ANY OF THEIR RESPECTIVE
     DIRECTORS, OFFICERS OR EMPLOYEES MAKES ANY RECOMMENDATION TO ANY
         SHAREHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH
        SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO
           TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT
                                  WHAT PRICE.

  TEN HAS BEEN ADVISED THAT NO DIRECTOR OR OFFICER OF TEN, CTG OR ANY OF THEIR
                                  SUBSIDIARIES
                INTENDS TO TENDER SHARES PURSUANT TO THE OFFER.

                         ------------------------------

    As of September 29, 1997, CTG had issued and outstanding 10,663,641 Shares. The 1,800,000 Shares that TEN is offering to purchase pursuant to the Offer represent approximately 17% of the Shares then outstanding. The Shares are listed and principally traded on the New York Stock Exchange (the "NYSE") under the symbol "CTG." On October 1, 1997, the last full trading day prior to the announcement of the Offer, the last reported sale price of the Shares on the NYSE Composite Tape was $23.31 per Share. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

    THE BOARD OF DIRECTORS OF CTG HAS ANNOUNCED A REDUCTION IN THE REGULAR QUARTERLY CASH DIVIDEND OF CTG FROM $0.38 PER SHARE TO $0.25 PER SHARE EFFECTIVE FOR THE FIRST QUARTER OF FISCAL 1998. SHARES TENDERED AND PURCHASED BY TEN WILL NOT BE ENTITLED TO THE REGULAR QUARTERLY CASH DIVIDEND OF $0.25 PER SHARE TO BE PAID BY CTG ON DECEMBER 19, 1997, TO HOLDERS OF RECORD ON DECEMBER 5, 1997, OR TO ANY DIVIDENDS SUBSEQUENTLY DECLARED AND PAID.

    Questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase, and such copies will be furnished promptly at TEN's expense. Shareholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                         ------------------------------

                      The Dealer Manager for the Offer is:

                            PAINEWEBBER INCORPORATED
                               ------------------

             The date of this Offer to Purchase is October 2, 1997

    NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF TEN, CTG OR ANY OF THEIR SUBSIDIARIES AS TO WHETHER SHAREHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY TEN, CTG OR ANY OF THEIR SUBSIDIARIES.

                               TABLE OF CONTENTS

SECTION                                                                                                             PAGE
------------------------                                                                                      -----------

SUMMARY.....................................................................................................           3

INTRODUCTION................................................................................................           6

THE OFFER...................................................................................................           7
       1.                 NUMBER OF SHARES; PRORATION.......................................................           7
       2.                 TENDERS BY HOLDERS OF FEWER THAN 100 SHARES.......................................           9
       3.                 PROCEDURE FOR TENDERING SHARES....................................................           9
       4.                 WITHDRAWAL RIGHTS.................................................................          12
       5.                 ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE....................          12
       6.                 CERTAIN CONDITIONS OF THE OFFER...................................................          13
       7.                 PRICE RANGE OF SHARES; DIVIDENDS..................................................          15
       8.                 BACKGROUND AND PURPOSE OF THE OFFER...............................................          15
       9.                 SOURCES AND AMOUNT OF FUNDS.......................................................          18
      10.                 TRANSACTIONS AND AGREEMENTS CONCERNING SHARES.....................................          19
      11.                 FINANCIAL INFORMATION CONCERNING CTG..............................................          19
      12.                 EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE
                          ACT...............................................................................          23
      13.                 REGULATORY APPROVALS..............................................................          23
      14.                 CERTAIN FEDERAL INCOME TAX CONSEQUENCES...........................................          23
      15.                 EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS...............................          27
      16.                 FEES AND EXPENSES.................................................................          28
      17.                 MISCELLANEOUS.....................................................................          29

                                    SUMMARY

    THIS GENERAL SUMMARY IS PROVIDED SOLELY FOR THE CONVENIENCE OF HOLDERS OF SHARES AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF AND THE MORE SPECIFIC DETAILS CONTAINED IN THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL AND ANY AMENDMENTS HERETO AND THERETO. CAPITALIZED TERMS USED IN THIS SUMMARY WITHOUT DEFINITION SHALL HAVE THE RESPECTIVE MEANINGS ASCRIBED TO SUCH TERMS IN THIS OFFER TO PURCHASE.

TEN...............................  The Energy Network, Inc., a Connecticut corporation with principal executive offices at 100 Columbus Boulevard,
                                    Hartford, Connecticut 06103.

CTG...............................  CTG Resources, Inc., a Connecticut corporation with principal executive offices at 100 Columbus Boulevard,
                                    Hartford, Connecticut 06103.

The Shares........................  Shares of CTG Common Stock, without par value.

Number of Shares Sought...........  1,800,000 of the 10,663,641 Shares outstanding as of
                                    September 29, 1997.

Purchase Price....................  TEN will select a single Purchase Price which will be not greater than $27.00 or less than $23.50 per Share.
                                    All Shares purchased by TEN will be purchased at the
                                    Purchase Price even if tendered below the Purchase
                                    Price. Each shareholder desiring to tender Shares must
                                    specify in the Letter of Transmittal the minimum price
                                    (not greater than $27.00 or less than $23.50 per Share)
                                    at which such shareholder is willing to have his or her
                                    Shares purchased by TEN. Shareholders wishing to
                                    maximize the possibility that their Shares will be
                                    purchased at the Purchase Price may check the box on the
                                    Letter of Transmittal marked "Shares Tendered At
                                    Purchase Price Determined By Dutch Auction." Checking
                                    this box may result in a purchase of the Shares so
                                    tendered at the minimum price of $23.50.

Expiration Date of Offer..........  October 30, 1997, at 12:00 Midnight, Eastern Standard
                                    Time, unless extended by TEN.

How to Tender Shares..............  See Section 3. For further information, call the
                                    Information Agent or consult your broker for assistance.

Proration.........................  In the event more than 1,800,000 Shares have been validly tendered at or below the Purchase Price and not
                                    withdrawn on or prior to the Expiration Date, the
                                    purchase of Shares will be subject to proration. After
                                    the purchase of "Odd Lot" Shares as described below,
                                    Shares will be purchased on a pro rata basis. Proration
                                    of Shares will be based on the ratio of the number of
                                    Shares to be purchased by TEN pursuant to the Offer
                                    (less Odd Lot Shares tendered at or below the Purchase
                                    Price) to the total number of Shares tendered by all
                                    shareholders at or below the Purchase Price (less Odd
                                    Lot Shares tendered at or below the Purchase Price).
                                    This ratio will be applied to all Shares tendered by
                                    each shareholder to determine the number of Shares that
                                    will be purchased from such shareholder pursuant to the
                                    Offer.

                                    Preliminary results of proration will be announced by
                                    press release as promptly as practicable after the
                                    Expiration Date.

Odd Lot Owners....................  There will be no proration of Shares tendered by any shareholder beneficially owning less than 100 Shares as
                                    of the close of business on October 2, 1997, and as of
                                    the Expiration Date, who tenders all such Shares at or
                                    below the Purchase Price and completes the box captioned
                                    "Odd Lots" on the Letter of Transmittal and, if
                                    applicable, the Notice of Guaranteed Delivery.
                                    Shareholders tendering Odd Lots will avoid the payment
                                    of brokerage commissions and the applicable odd lot
                                    discount payable in a sale of Shares in a transaction
                                    effected on a securities exchange.

Withdrawal Rights.................  Tendered Shares may be withdrawn at any time until the
                                    Expiration Date of the Offer and, unless previously
                                    purchased, after December 1, 1997. See Section 4.

Purpose of Offer..................  CTG is adopting a financial strategy that is intended to maximize shareholder value and favorably position CTG in
                                    the current competitive environment. This financial
                                    stategy includes: (a) recapitalizing TEN in a way that
                                    will better enable CTG to respond as the natural gas
                                    industry continues in a transition period between
                                    regulation and open competition; (b) repositioning the
                                    cash dividend to a level comparable with growth-oriented
                                    companies through a reduction in CTG's current quarterly
                                    dividend from $0.38 per share ($1.52 annually) to $0.25
                                    per share ($1.00 annually); (c) setting CTG's dividend
                                    target going forward at, on average, 50% to 55% of the
                                    earnings that are paid out to shareholders as cash
                                    dividends; and (d) repurchasing shares from those
                                    shareholders who prefer a higher level of annual
                                    dividends rather than a strategy of seeking improved
                                    growth in earnings and market-price appreciation. The
                                    recapitalization will be accomplished through TEN's
                                    incurrence of up to $50,000,000 of additional debt for
                                    the purchase of up to 1,800,000 Shares. CTG's next
                                    dividend of $0.25 per Share is payable December 19,
                                    1997, to shareholders of record on December 5, 1997. The
                                    recapitalization and related steps are being effected by
                                    CTG and CTG's nonregulated subsidiary, TEN, and will not
                                    affect the capitalization or financial condition of
                                    CTG's regulated subsidiary, Connecticut Natural Gas
                                    Corporation.

Market Price of Shares............  On October 1, 1997, the last reported sale price of the
                                    Shares on the NYSE Composite Tape was $23.31 per Share.
                                    See Section 7.

Dividends.........................  Shares tendered and purchased pursuant to the Offer will not be entitled to the regular quarterly cash dividend
                                    of $0.25 per Share to be paid by CTG on December 19,
                                    1997, to holders of record on December 5, 1997, or to
                                    any dividends subsequently declared and paid.

Brokerage Commissions.............  Not payable by shareholders.

Stock Transfer Tax................  None, except as provided in Instruction 7 of the Letter of Transmittal.

Payment Date......................  As promptly as practicable after the Expiration Date of the Offer.

Further Information...............  Any questions, requests for assistance or requests for additional copies of this Offer to Purchase, the Letter
                                    of Transmittal or other tender offer materials may be
                                    directed to D.F. King & Co., Inc., 77 Water Street, New
                                    York, New York 10005, Tel: (800) 578-5378 (toll free) or
                                    (212) 269-5550 (call collect).

TO THE HOLDERS OF COMMON STOCK OF
CTG RESOURCES, INC.:

                                  INTRODUCTION

    The Energy Network, Inc., a Connecticut corporation ("TEN") and a wholly owned subsidiary of CTG Resources, Inc., a Connecticut corporation ("CTG"), invites the shareholders of CTG to tender shares of CTG Common Stock, without par value (the "Shares"), at prices not greater than $27.00 or less than $23.50 per Share, net to the seller in cash, specified by such shareholders, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer").

    TEN will determine a single per Share price (not greater than $27.00 or less than $23.50 per Share) (the "Purchase Price") that it will pay for the Shares validly tendered pursuant to the Offer and not withdrawn, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. TEN will select the Purchase Price that will enable it to purchase 1,800,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $27.00 or less than $23.50 per Share) pursuant to the Offer. Up to 1,800,000 Shares validly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in Section 1) will be purchased by TEN, upon the terms and subject to the conditions of the Offer, including the provisions relating to proration described in Sections 1 and 2. The Purchase Price will be paid in cash, net to the seller, with respect to all Shares purchased. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration or invalid tender will be returned to shareholders.

    THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6.

    Tendering shareholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by TEN. TEN will pay all charges and expenses of PaineWebber Incorporated (the "Dealer Manager"), Chase Mellon Shareholder Services, L.L.C. (the "Depositary") and D.F. King & Co., Inc. (the "Information Agent") incurred in connection with the Offer. See Section 16. HOWEVER, ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE AND SIGN THE SUBSTITUTE FORM W-9 THAT IS INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO A REQUIRED FEDERAL INCOME TAX BACKUP WITHHOLDING OF 31% OF THE GROSS PAYMENTS PAYABLE TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTIONS 3 AND 14.

    Shareholders who are participants in the CTG Dividend Reinvestment Plan (the "DRIP") or the CTG Employee Savings Plans (the "ESP") may tender part or all of the Shares or unrestricted Shares, respectively, attributed to such participant's account and in each case must specify the price or prices at which such Shares are to be tendered. See Section 3. Shares held in a DRIP or unrestricted Shares held in an ESP account as to which the Depositary has not received timely instructions will not be tendered, even if other Shares are tendered. See Section 3. Shares held in a DRIP account and all Shares held in an ESP account will be included in the calculation of the aggregate number of Shares beneficially owned by any shareholder for purposes of determining Odd Lot Owners (as defined in Section 1).

    NEITHER TEN, CTG NOR ANY OF THEIR SUBSIDIARIES OR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS OR EMPLOYEES MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE.

    TEN HAS BEEN ADVISED THAT NO DIRECTOR OR OFFICER OF TEN, CTG OR ANY OF THEIR SUBSIDIARIES INTENDS TO TENDER SHARES PURSUANT TO THE OFFER.

    As of September 29, 1997, CTG had 10,663,641 Shares issued and outstanding. As of September 29, 1997, there were approximately 9,166 holders of record of Shares, including banks, brokers, fiduciaries and other nominees. The 1,800,000 Shares that TEN is offering to purchase represent approximately 17% of the Shares outstanding on September 29, 1997.

    The Shares are listed and traded on the New York Stock Exchange ("NYSE") under the symbol "CTG." See Section 7. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

                                   THE OFFER

1. NUMBER OF SHARES; PRORATION.

    Upon the terms and subject to the conditions described herein and in the Letter of Transmittal, TEN will purchase up to 1,800,000 Shares that are validly tendered on or prior to the Expiration Date (and not properly withdrawn in accordance with Section 4) at a price (determined in the manner set forth below) not greater than $27.00 or less than $23.50 per Share. The later of 12:00 Midnight, Eastern Standard Time, on October 30, 1997, or the latest time and date to which the Offer is extended, is referred to herein as the "Expiration Date." If the Offer is oversubscribed as described below, only Shares validly tendered at or below the Purchase Price on or prior to the Expiration Date will be eligible for proration.

    TEN will determine the Purchase Price taking into account the number of Shares so tendered and the prices specified by tendering shareholders. TEN will select the Purchase Price that will enable it to purchase 1,800,000 Shares (or such lesser number of Shares as are validly tendered and not withdrawn at prices not greater than $27.00 or less than $23.50 per Share) pursuant to the Offer. TEN reserves the right to purchase more than 1,800,000 Shares pursuant to the Offer, but does not currently plan to do so. The Offer is not conditioned on any minimum number of Shares being tendered.

    Shares tendered and purchased by TEN will not be entitled to the regular quarterly cash dividend of $0.25 per Share to be paid by CTG on December 19, 1997, to holders of record on December 5, 1997, or to any dividends subsequently declared and paid.

    In accordance with Instruction 5 of the Letter of Transmittal, each shareholder who wishes to tender Shares must specify the price (not greater than $27.00 or less than $23.50 per Share) at which such shareholder is willing to have TEN purchase such Shares. As promptly as practicable following the Expiration Date, TEN will determine the Purchase Price (not greater than $27.00 or less than $23.50 per Share) that it will pay for Shares validly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration, will be returned to the tendering shareholders at TEN's expense as promptly as practicable following the Expiration Date.

    Upon the terms and subject to the conditions of the Offer, if 1,800,000 or fewer Shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, TEN will purchase all such Shares (including fractional Shares held in the DRIP and unrestricted fractional Shares held in the ESP). Upon the terms and subject to the conditions of the Offer, if more than 1,800,000 Shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, TEN will purchase Shares in the following order of priority:

        (a) first, all Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date by any shareholder (an "Odd Lot Owner") who was as of the close of business on October 2, 1997, and will continue to be at the Expiration Date, the record or beneficial owner of an aggregate of fewer than 100 Shares (including any Shares held in the DRIP and all Shares held in the ESP), all of which are being tendered (partial tenders will not qualify for this preference) and completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery; and

        (b) then, after purchase of all of the foregoing Shares, all Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date on a pro rata basis, if necessary (with appropriate adjustments to avoid purchases of fractional Shares, other than Shares held in the DRIP or unrestricted Shares held in the ESP).

    Notwithstanding clause (b) above, TEN reserves the right, but is not obligated, to purchase prior to purchasing any other Shares referred to in clause (b), all Shares tendered by a shareholder who has validly tendered at or below the Purchase Price all Shares owned, beneficially or of record, and as a result of the proration contemplated by clause (b) would then own, beneficially or of record, an aggregate of fewer than 100 Shares. If TEN exercises this right, it will increase the number of Shares that are purchased pursuant to the Offer in an amount sufficient to allow the exercise of the right (i.e., the number of Shares that would be owned by all shareholders who would become Odd Lot holders as a result of the proration contemplated by clause (b)).

    If proration of tendered Shares is required, because of the difficulty in determining the number of Shares validly tendered (including Shares tendered by the guaranteed delivery procedure described in Section 3) and as a result of the "odd lot" procedure described in Section 2 (the "Odd Lot Procedure"), TEN does not expect that it will be able to announce the final proration factor or to commence payment for any Shares purchased pursuant to the Offer until approximately seven NYSE trading days after the Expiration Date. Proration of Shares, other than Shares tendered pursuant to the Odd Lot Procedure, will be based on the ratio of the number of Shares to be purchased by TEN pursuant to the Offer (less Odd Lot Shares tendered at or below the Purchase Price) to the total number of Shares tendered by all shareholders at or below the Purchase Price (less Odd Lot Shares tendered at or below the Purchase Price). This ratio will be applied to all Shares tendered by each shareholder to determine the number of Shares that will be purchased from each shareholder pursuant to the Offer. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Shares may obtain such preliminary information from the Dealer Manager or the Information Agent and may also be able to obtain such information from their brokers. For a discussion of certain federal income tax consequences to shareholders, see
Section 14.

    TEN EXPRESSLY RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO PURCHASE ADDITIONAL SHARES PURSUANT TO THE OFFER OR TO DECREASE THE NUMBER OF SHARES BEING SOUGHT PURSUANT TO THE OFFER. If (i) TEN increases or decreases the price to be paid for Shares, increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares or decreases the number of Shares being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner described in Section 15, the Offer will be extended until the expiration of ten business days from the date of publication of such notice.

    TEN also expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. See
Section 15. There can be no assurance, however, that TEN will exercise its right to extend the Offer.

    For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

    Copies of this Offer to Purchase and the Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on CTG's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2. TENDERS BY HOLDERS OF FEWER THAN 100 SHARES.

    All Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date by or on behalf of any shareholder who was as of the close of business on October 2, 1997, and will continue to be at the Expiration Date, the record or beneficial owner of an aggregate of fewer than 100 Shares (including Shares held in the DRIP and all Shares allocated to the shareholder's account in the ESP) all of which, other than restricted shares in the shareholder's account in the ESP, are being tendered will be accepted without proration. See Section 1. Partial tenders will not qualify for this preference, and it is not available to beneficial holders of 100 or more Shares, even if such holders have separate stock certificates for fewer than 100 Shares. By accepting the Offer, an Odd Lot Owner will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of such Shares in a transaction effected on a securities exchange.

    As of September 29, 1997, there were approximately 9,166 holders of record of Shares, including banks, brokers, fiduciaries and other nominees. Approximately 31% of these holders of record held individually fewer than 100 Shares and held in the aggregate approximately 90,039 Shares. Because of the large number of Shares held in the names of brokers and nominees, TEN is unable to estimate the number of beneficial owners of fewer than 100 Shares or the aggregate number of Shares they own. Any Odd Lot Owner wishing to tender all of his or her Shares free of proration must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

3. PROCEDURE FOR TENDERING SHARES.

    PROPER TENDER OF SHARES. To tender Shares validly pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal or photocopy thereof, together with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) certificates for the Shares to be tendered must be received by the Depositary at one of such addresses or (ii) such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Depositary including an Agent's Message if the tendering shareholder has not delivered a Letter of Transmittal), in each case on or prior to the Expiration Date, or (b) the tendering holder of Shares must comply with the guaranteed delivery procedure described below. The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgement from the participant in such Book-Entry Transfer Facility tendering the Shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that TEN may enforce such agreement against the participant.

    IN ACCORDANCE WITH INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, IN ORDER TO TENDER SHARES PURSUANT TO THE OFFER, A SHAREHOLDER MUST INDICATE IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" ON THE LETTER OF TRANSMITTAL THE PRICE (IN MULTIPLES OF $0.25) AT WHICH SUCH SHARES ARE BEING TENDERED. Shareholders wishing to tender Shares at more than one price must complete separate Letters of Transmittal for each price at which such Shares are being tendered. The same Shares cannot be tendered at more than one price. FOR A TENDER OF SHARES TO BE VALID, A PRICE BOX, BUT ONLY ONE PRICE BOX, ON EACH LETTER OF TRANSMITTAL MUST BE CHECKED. Shareholders wishing to maximize the possibility that their Shares will be purchased at the Purchase Price may check the box on the Letter of Transmittal marked "Shares Tendered at Price

Determined by Dutch Auction." Checking this box may result in a purchase of the Shares so tendered at the minimum price of $23.50 per Share.

    BOOK-ENTRY TRANSFER. The Depositary will establish an account with respect to the Shares at The Depository Trust Company and the Philadelphia Depository Trust Company (collectively referred to as the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of such Book-Entry Transfer Facility. Although delivery of Shares may be effected through book-entry transfer, a properly completed and duly executed Letter of Transmittal or photocopy thereof, together with any required signature guarantees or an Agent's Message in lieu of the Letter of Transmittal and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering holder of Shares must comply with the guaranteed delivery procedure described below. DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    SIGNATURE GUARANTEES. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office or correspondent in the United States which is a participant in an approved Signature Guarantee Medallion Program (each of the foregoing being referred to as an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed if (a) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" in the Letter of Transmittal or (b) such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 6 of the Letter of Transmittal.

    GUARANTEED DELIVERY. If a shareholder desires to tender Shares pursuant to the Offer and cannot deliver certificates for such Shares and all other required documents to the Depositary on or prior to the Expiration Date or the procedure for book-entry transfer cannot be complied with in a timely manner, such Shares may nevertheless be tendered if all of the following conditions are met:

        (i) such tender is made by or through an Eligible Institution;

        (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by TEN (with any required signature guarantees) is received by the Depositary as provided below on or prior to the Expiration Date; and

       (iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or photocopy thereof or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, are received by the Depositary no later than 12:00 Midnight, Eastern Standard Time, on the third NYSE trading day after the date of execution of the Notice of Guaranteed Delivery.

    The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

    The method of delivery of Shares and all other required documents is at the option and risk of the tendering shareholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases sufficient time should be allowed to assure timely delivery.

    FEDERAL BACKUP WITHHOLDING. To avoid federal income tax backup withholding equal to 31% of the gross payments made to a shareholder pursuant to the Offer, such shareholder must notify the Depositary of such shareholder's correct taxpayer identification number and provide certain other information by properly completing the Substitute Form W-9 included in the Letter of Transmittal. Foreign shareholders (as defined in Section 14) may be required to submit a properly completed Form W-8, certifying as to their non-United States status, in order to avoid backup withholding. In addition, foreign shareholders may be subject to federal withholding tax at the rate of 30% (or a lower applicable treaty rate) on gross payments received pursuant to the Offer (as discussed in
Section 14). For a discussion of certain federal income tax consequences to tendering shareholders, see Section 14. EACH SHAREHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF TENDERING SHARES PURSUANT TO THE OFFER, INCLUDING THE APPLICABILITY OF FEDERAL BACKUP WITHHOLDING.

    DETERMINATION OF VALIDITY. All questions as to the Purchase Price, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by TEN, in its sole discretion, and its determination will be final and binding. TEN reserves the absolute right to reject any or all tenders of Shares that it determines are not in proper form or the acceptance for payment of or payment for Shares that may, in the opinion of TEN's counsel, be unlawful. TEN also reserves the absolute right to waive any defect or irregularity in any tender of Shares. None of TEN, CTG, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice.

    RULE 14E-4. It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a person to tender Shares for his or her own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into, exercisable, or exchangeable for the amount of Shares tendered and will acquire such Shares for tender by conversion, exercise or exchange of such other securities and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder's representation and warranty that (i) such shareholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act and
(ii) the tender of such Shares complies with Rule 14e-4. TEN's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and TEN upon the terms and subject to the conditions of the Offer.

    CTG DIVIDEND REINVESTMENT PLAN. A shareholder participating in the DRIP who wishes to tender Shares held in such participant's account in the DRIP should complete the "Dividend Reinvestment Plan Shares" section of the Letter of Transmittal. Any DRIP Shares tendered but not purchased will be returned to the participant's DRIP account. If a participant tenders all of his or her Shares held in a DRIP account and all such Shares are purchased by TEN pursuant to the Offer, such tender will be deemed to be authorization and written notice to CTG to terminate such shareholder's participation in the DRIP, subject to a shareholder's right to recommence participation in accordance with the terms of the DRIP.

    CTG EMPLOYEE SAVINGS PLANS. A shareholder participating in the ESP who wishes to tender unrestricted Shares held in such participant's account in the ESP should complete the "Employee Savings Plans Shares" section of the Letter of Transmittal. Any unrestricted ESP Shares tendered but not purchased will be returned to the participant's ESP account.

4. WITHDRAWAL RIGHTS.

    Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after December 1, 1997, unless theretofore accepted for payment as provided in this Offer to Purchase. If TEN extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to TEN's rights under the Offer, the Depositary may, on behalf of TEN, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the tender offer.

    To be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution) must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at one of the Book-Entry Transfer Facilities to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 at any time prior to the Expiration Date.

    All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by TEN, in its sole discretion, which determination will be final and binding. None of TEN, CTG, the Dealer Manager, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

5. ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE.

    Upon the terms and subject to the conditions of the Offer and as promptly as practicable after the Expiration Date, TEN will determine the Purchase Price, taking into account the number of Shares tendered and the prices specified by tendering shareholders, announce the Purchase Price, and will (subject to the proration provisions of the Offer) accept for payment and pay for Shares validly tendered at or below the Purchase Price. Thereafter, payment for all Shares validly tendered on or prior to the Expiration Date and accepted for payment pursuant to the Offer will be made by the Depositary by check as promptly as practicable. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal or manually signed photocopy thereof, and any other required documents.

    For purposes of the Offer, TEN will be deemed to have accepted for payment (and thereby purchased) Shares that are validly tendered and not withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares. TEN will pay for Shares that it has purchased pursuant to the Offer by depositing the Purchase Price therefor with the Depositary. The Depositary will act as agent for tendering shareholders for the purpose of receiving payment from TEN and transmitting payment to tendering shareholders. Under no circumstances will interest be paid on amounts to be paid to tendering shareholders, regardless of any delay in making such payment.

    Certificates for all Shares not purchased will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained with a Book-Entry Transfer Facility) as promptly as practicable without expense to the tendering shareholder.

    Payment for Shares may be delayed in the event of difficulty in determining the number of Shares properly tendered or if proration is required. See Section
1. In addition, if certain events occur, TEN may not be obligated to purchase Shares pursuant to the Offer. See Section 6.

    TEN will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder, such other person or otherwise) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Instruction 7 of the Letter of Transmittal.

6. CERTAIN CONDITIONS OF THE OFFER.

    Notwithstanding any other provisions of the Offer, TEN will not be required to accept for payment or pay for any Shares tendered, and may terminate or amend the Offer or may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of Shares) the acceptance for payment of, or the purchase of and payment for, Shares tendered, if at any time on or after October 2, 1997, and before the time of payment for any such Shares (whether any Shares have theretofore been accepted for payment, purchased or paid for pursuant to the Offer) any of the following events shall have occurred (or shall have been determined by TEN in its sole judgment to have occurred) regardless of the circumstances giving rise thereto (including any action or omission to act by TEN or CTG):

        (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal or any other person, domestic or foreign, or any judgment, order or injunction entered, enforced or deemed applicable by any such authority, agency, tribunal or other person, that (i) challenges the acquisition of Shares pursuant to the Offer or otherwise in any manner relates to or affects the Offer, or (ii) in the sole judgment of TEN, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of CTG and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of CTG or any of its subsidiaries or materially impair the contemplated benefits of the Offer to TEN or CTG;

        (b) there shall have been any action threatened, pending or taken, or approval withheld, withdrawn or abrogated or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer, or to CTG or any of its subsidiaries, by any legislative body, court, authority, agency or tribunal, domestic or foreign, which, in TEN's sole judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares, illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict the ability of TEN, or render TEN unable, to accept for payment or pay for some or all of the Shares, as the case may be, (iii) materially impair the contemplated benefits of the Offer to TEN or CTG or (iv) materially affect the business, condition (financial or other), income, operations or prospects of CTG or any of its subsidiaries or otherwise materially impair in any way the contemplated future conduct of the business of CTG or any of its subsidiaries;

        (c) it shall have been publicly disclosed or TEN shall have learned that
    (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding Shares whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as disclosed in a Schedule 13D or 13G (or an amendment thereto) on file with the Securities and Exchange Commission (the "Commission") on October 2, 1997), (ii) any such person or group that on or prior to October 2, 1997, had filed such a Schedule with the Commission thereafter shall have acquired or shall propose to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional Shares representing 2% or more of the outstanding Shares, (iii) any new group shall have been formed which beneficially owns more than 5% of the outstanding Shares, or (iv) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire CTG or any of its subsidiaries or any of their respective assets or securities;

        (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any significant decline in the market price of the Shares or in the general level of market prices of equity securities in the United States or abroad, (iii) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on CTG or any of its subsidiaries' business, condition (financial or other), income, operations, prospects or ability to obtain financing generally or the trading in the Shares, (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in TEN's sole judgment, might affect the extension of credit by lending institutions in the United States, (v) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in TEN's sole judgment, a material acceleration or worsening thereof;

        (e) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger, acquisition or other business combination proposal for CTG or any subsidiary, shall have been proposed, announced or made by a person other than TEN; or

        (f) there shall have occurred any event or events that have resulted in, or may in the sole judgment of TEN result in, an actual or threatened change in the business, condition (financial or other), income, operations, stock ownership or prospects of CTG or any of its subsidiaries, or materially impair the contemplated benefits of the Offer to TEN or CTG;

and, in the sole judgment of TEN, such event or events make it undesirable or inadvisable to proceed with the Offer or with such acceptance for payment or payment.

    Any of the foregoing conditions may be waived by TEN, in whole or in part, at any time and from time to time in its sole discretion. The failure by TEN at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by TEN concerning the events described above will be final and binding on all parties.

7. PRICE RANGE OF SHARES; DIVIDENDS

    The Shares are listed and traded on the NYSE under the symbol "CTG." The following table sets forth for the periods indicated the high and low sales prices of the Shares on the NYSE Composite Tape as reported in THE WALL STREET JOURNAL.

                                                                        FISCAL YEAR ENDED         FISCAL YEAR ENDED
                                                                        SEPTEMBER 30, 1997        SEPTEMBER 30, 1996
                                                                     ------------------------  ------------------------
                                                                        HIGH          LOW         HIGH          LOW
                                                                     SALE PRICE   SALE PRICE   SALE PRICE   SALE PRICE
                                                                     -----------  -----------  -----------  -----------
First Quarter......................................................   $   25.50    $   22.63    $   25.13    $   21.63
Second Quarter.....................................................       25.38        21.38        24.50        22.75
Third Quarter......................................................       22.25        20.75        24.63        21.88
Fourth Quarter.....................................................       23.63        21.63        24.25        22.00

    The high and low sale prices for CTG's Common Stock as reported on the NYSE Composite Tape for October 1, 1997, the last trading day prior to the announcement of the Offer, were: High--$23.38, Low-- $23.13. The last reported sale price of the Shares on the NYSE Composite Tape for October 1, 1997 was $23.31 per Share. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

    Quarterly dividends paid on each Share during fiscal 1997 and 1996 were as follows:

                                                                             FISCAL YEAR ENDED    FISCAL YEAR ENDED
                                                                            SEPTEMBER 30, 1997   SEPTEMBER 30, 1996
                                                                            -------------------  -------------------
First Quarter.............................................................       $    0.38            $    0.37
Second Quarter............................................................            0.38                 0.37
Third Quarter.............................................................            0.38                 0.38
Fourth Quarter............................................................            0.38                 0.38

    On September 26, 1997, CTG paid a dividend of $0.38 per Share as declared by the Board of Directors on July 22, 1997. On October 1, 1997, CTG announced a dividend of $0.25 per Share for the first quarter of 1998. The dividend is to be paid on December 19, 1997, to holders of record on December 5, 1997. This represents a reduction in the regular quarterly dividend from the previous level of $0.38 per share ($1.52 annually). SHARES TENDERED AND PURCHASED BY TEN WILL NOT BE ENTITLED TO THE QUARTERLY CASH DIVIDEND TO BE PAID ON DECEMBER 19, 1997, OR TO ANY DIVIDENDS SUBSEQUENTLY DECLARED AND PAID. In addition, Shares tendered and purchased by TEN will not be entitled to any dividends in respect of any later dividend periods. Future dividend action will be guided by, among other factors, a target recently established by the CTG Board of Directors of paying out approximately 50% to 55% of CTG's earnings on average. The declaration and payment of future dividends will be dependent on CTG's earnings and financial condition, economic and market conditions and other factors deemed relevant by CTG's Board of Directors.

8. BACKGROUND AND PURPOSE OF THE OFFER.

    A substantial portion of the gas industry has become deregulated and subject to open competition. The Federal Energy Regulatory Commission's Order 636 substantially deregulated the interstate gas pipeline industry and since April 1, 1996, Connecticut's gas companies have offered firm transportation services to their commercial and industrial customers. As a result, large users are now able to negotiate their own supply contracts and independent brokers, marketers and others may sell gas to commercial and industrial customers throughout Connecticut.

    Effective March 31, 1997 and in response to such competition and deregulation, CTG became the holding company and parent of Connecticut Natural Gas Corporation ("CNG"), a regulated utility, and its unregulated subsidiaries, including TEN. The primary purpose of the restructuring was to provide CNG and its affiliates with greater financial flexibility to develop and operate new businesses in an increasingly competitive business environment. CTG's management believes that the holding company structure has enabled CTG to better define and separate its regulated and unregulated businesses and to protect the regulated businesses and its customers from the risks associated with the unregulated businesses and ventures.

    CTG is adopting a financial strategy that is intended to maximize shareholder value and favorably position CTG in the current competitive environment. This financial strategy includes: (a) recapitalizing TEN in a way that will better enable CTG to respond as the natural gas industry continues in a transition period between regulation and open competition; (b) repositioning the cash dividend to a level comparable with growth-oriented companies through a reduction in CTG's current quarterly dividend from $0.38 per share ($1.52 annually) to $0.25 per share ($1.00 annually); (c) setting CTG's dividend target going forward at, on average, 50% to 55% of the earnings that are paid out to shareholders as cash dividends; and (d) repurchasing shares from those shareholders who prefer a higher level of annual dividends rather than a strategy of seeking improved growth in earnings and market-price appreciation.

    The recapitalization is being effected through this Offer to Purchase approximately 17% of the outstanding Shares. As part of the new strategy, CTG's Board of Directors also announced on October 1, 1997 a reduction in CTG's quarterly Common Stock dividend rate to $0.25 per Share ($1.00 annually) from the previous $0.38 per Share ($1.52 annually). The quarterly dividend announced on October 1, 1997 is payable on December 19, 1997 to shareholders of record on December 5, 1997. See Section 7.

    CTG's Board of Directors believes that the dividend action better positions the Shares for market value growth and a slightly lower income orientation than in the past. This means that a higher proportion of the total return to shareholders will need to come from capital gains as compared to dividend income. From the standpoint of most individual investors, current federal tax law makes capital gains more attractive than dividend income. The current marginal federal income tax rate on capital gains is substantially lower than the highest marginal federal income tax rate on dividend income. However, capital gains are not as predictable as dividend income and are dependent on factors including, but not limited to, CTG's ability to increase its earnings and cash flow. Moreover, capital gains can be impacted by factors outside the control of management such as the general level of inflation, interest rates in the economy and stock market fluctuations.

    The price range established for the Offer will allow shareholders who desire a more income-oriented investment to liquidate their investment in CTG at a price in excess of the closing sale price of the Shares immediately prior to the announcement of the Offer. In addition, shareholders who choose not to tender their Shares are also in a position to benefit from this transaction. The non-tendering shareholders will own a greater interest in a more competitive company with a stronger earnings per share growth rate potential.

    The Offer will afford to shareholders who are considering the sale of all or a portion of their Shares the opportunity to determine the price at which they are willing to sell their Shares and, in the event TEN accepts such Shares for purchase, to dispose of Shares without the usual transaction costs associated with an open market sale, including brokerage commissions. The Offer will also allow qualifying shareholders owning beneficially fewer than 100 Shares to avoid the applicable odd lot discount payable on a sale of Shares in a transaction effected on a securities exchange. Correspondingly, the costs to CTG for servicing the accounts of Odd Lot Owners will be reduced. See Section 2.

    TEN expects to incur up to $50,000,000 of debt in connection with the purchase of the Shares pursuant to the Offer. A reduction in CTG's consolidated common shareholders' equity will result from the purchase of Shares by TEN according to the Offer and, when combined with TEN's newly incurred debt, will increase CTG's consolidated debt-to-total capital ratio at June 30, 1997 from 45.7% to a pro forma level of 60.7% (See Section 11). CTG believes that in a competitive environment a target debt-to-total capital ratio of 50% is appropriate. In addition, CTG believes its earnings and cash flow will be sufficient to allow it to retain earnings and reduce debt so that such a 50% target ratio can be achieved within several years. There can be no assurances, however, that such target ratio can be achieved or that economic or industry factors will not make achieving such ratio impracticable or undesirable.

    CTG believes its financial strategy will enable it to raise sufficient funds to replace existing assets and undertake investments in new growth while maintaining a prudent balance between debt and equity in the capital structure. CTG also believes that this strategy preserves the financial flexibility necessary to accommodate unexpected future cash needs.

    Shares TEN purchases pursuant to the Offer will be transferred directly to CTG from the Depositary and retained by CTG as authorized but unissued shares and, unless and until CTG determines to cancel such Shares, will be available for CTG to issue without further shareholder action (except as required by applicable law or the rules of any securities exchange on which Shares are listed) for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in CTG's business and the satisfaction of obligations under existing or future employee benefit plans. CTG has no current plans for issuance of the Shares repurchased pursuant to the Offer.

    As of September 29, 1997, CTG had 10,663,641 Shares issued and outstanding. The 1,800,000 Shares that TEN is offering to purchase represent approximately 17% of the Shares then outstanding. As of September 29, 1997, all directors and executive officers of CTG and its subsidiaries (including TEN) as a group owned beneficially an aggregate of 101,916 Shares. TEN has been advised that no director or officer of TEN, CTG or any of their subsidiaries intends to tender Shares pursuant to the Offer. If TEN purchases 1,800,000 Shares pursuant to the Offer and no director or executive officer of TEN or CTG or any of their subsidiaries tenders Shares, the percentage of outstanding Shares owned beneficially by all of CTG's directors and executive officers as a group would increase to approximately 1.1% of the Shares then outstanding.

    Except as disclosed in this Section 8 and elsewhere in this Offer to Purchase (see "The Offer--Price Range of Shares; Dividends" and "--Financial Information Concerning CTG"), neither TEN, CTG nor any of their subsidiaries has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of CTG, or the disposition of securities of CTG; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CTG or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of CTG or any of its subsidiaries; (d) any change in the present Board of Directors or management of CTG including, but not limited to, any plans or proposals to change the number or the terms of directors, to fill any existing vacancy on the board or to change any material term of the employment contract of any executive officer;
(e) any other material change in the present dividend rate or policy, or indebtedness or capitalization of CTG; (f) any other material change in CTG's corporate structure or business; (g) any change in CTG's Articles of Incorporation or By-Laws or other actions that may impede the acquisition of control of CTG by any person; (h) a class of equity security of CTG being delisted from a national securities exchange; (i) a class of equity security of CTG becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) the suspension of CTG's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

    Statements contained in this Offer to Purchase and particularly in this
Section 8, regarding the future-earnings prospects, growth in earnings per Share, dividend policy and target debt-to-capital ratio of CTG are not historical facts and are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Each of these items is dependent on the earnings and cash flow of CTG. A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of TEN or CTG. Some of the most important factors that will impact CTG's earnings and cash flow, primarily through its wholly owned subsidiaries CNG and TEN, include, but are not limited to, fluctuations in customer growth and demand, competitive conditions, weather, fuel costs and availability, regulatory action, federal and state legislation, interest rates, labor actions, maintenance and capital expenditures and local economic conditions.

9. SOURCES AND AMOUNT OF FUNDS.

    TEN estimates that its maximum cost of purchasing 1,800,000 Shares pursuant to the Offer (including all fees and expenses relating to the Offer, but excluding interest on funds borrowed to finance such purchase of Shares) will approximate $50,000,000. TEN has obtained commitments to provide the necessary funds pursuant to (i) a $10,000,000 three-year revolving credit facility (the "Three-Year Facility") and a $10,000,000 364-day revolving credit facility (the "Short-Term Facility" and, together with the Three-Year Facility, the "Credit Facilities") with Fleet National Bank ("Fleet") and (ii) the private placement with Metropolitan Life Insurance Company and Texas Life Insurance Company (collectively the "Note Purchasers") of $45,000,000 of 6.99% Senior Secured Notes (the "Notes") due November 1, 2009 with an average life of approximately 8 years and a final maturity of twelve years. Borrowings under the Three-Year Facility will bear interest at LIBOR plus 0.65% per annum or a bank rate and borrowings under the Short-Term Facility will bear interest at LIBOR plus 0.60% per annum or a bank rate.

    Borrowings under the Credit Facilities, the Notes and certain other debts of TEN will rank PARI PASSU in right of payment. Borrowings under the Credit Facilities and the Notes are secured by a first priority security interest in the Forward Equity Purchase Agreement made as of October 1, 1997 (the "Forward Equity Purchase Agreement") between TEN and CTG and by pledges of the stock of subsidiaries of TEN, each of which will guarantee indebtedness under the Credit Facilities and the Notes.

    The Credit Facilities will obligate TEN to pay certain facility fees, acceptance fees, underwriting fees, annual administrative fees, and to reimburse Fleet for certain fees and expenses it incurs in making the loans. The Credit Facilities will also contain certain financial covenants related to TEN's ratios of debt to capital and earnings to interest expense and usual and customary (a) affirmative and negative covenants, including restrictions on TEN's ability, subject to certain exceptions, to incur debt, pay dividends and enter into mergers, acquisitions, divestitures or stock redemptions and (b) events of default, including failure to pay principal or interest, breaches of representations or covenants, certain events of bankruptcy or insolvency and a change in control (as defined therein).

    The Notes will bear interest at the rate of 6.99% per annum. The principal of the Notes will be amortized at the rate of $2,500,000 each May 1 and November 1, beginning May 1, 2001 through November 1, 2009. The Notes will be callable at the option of TEN at any time prior to maturity, subject to certain "make-whole provisions." The Notes will be subject to usual and customary (a) affirmative and negative covenants, including restrictions on TEN's ability, and subject to certain exceptions, to incur debt, make certain restricted payments (including dividends and other payments to CTG) and engage in certain transactions, including certain transactions with affiliates, and (b) events of default, including failure to pay principal or interest, breaches of representations or warranties, defaults in performance of financial covenants, certain other covenant defaults and certain events of bankruptcy or insolvency. In addition, TEN will agree not to amend or modify the Forward Equity Purchase Agreement without the consent of the Note Purchasers.

    Pursuant to the Forward Equity Purchase Agreement, (a) CTG has agreed to fund, on the first day of each January, April, July and October in each of the calendar years 1998 through and including 2009, $1,875,000 ($90,000,000 in the aggregate) in order to enable TEN to carry on its business and (b) TEN has agreed to purchase or otherwise acquire not less than 1,800,000 Shares, such purchase or acquisition to be by open market purchase, tender offer (including the Offer) and/or otherwise (other than a purchase or acquisition directly from CTG or its affiliates). The Forward Equity Purchase Agreement provides that TEN shall promptly transfer or cause to be transferred any Shares so purchased or otherwise acquired to CTG.

    TEN intends to repay borrowings under the Credit Facilities and the Notes with its operating cash flow and with additional capital that it will receive from CTG from time to time, including amounts received pursuant to the Forward Equity Purchase Agreement.

10. TRANSACTIONS AND AGREEMENTS CONCERNING SHARES.

    Except as set forth in Exhibit A hereto, based upon TEN, CTG and their subsidiaries' records and upon information provided to TEN, CTG and their subsidiaries by their respective directors, officers and affiliates, neither TEN nor, to TEN's knowledge, any director or officer of TEN or CTG, any person controlling TEN, any director or officer of any corporation ultimately in control of TEN or any associate or subsidiary of any of the foregoing, including any director or officer of any such subsidiary, has effected any transactions in the Shares during the 40 business day period preceding the date hereof. Except pursuant to the Forward Equity Purchase Agreement and as otherwise set forth in this Offer to Purchase under the caption "The Offer--Sources and Amount of Funds," neither TEN nor CTG or, to TEN or CTG's knowledge, any director or officer of TEN or CTG, any person controlling TEN or any director or executive officer of any corporation ultimately in control of TEN or any associate or subsidiary of any of the foregoing, including any director or officer of any such subsidiary, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to the Shares (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

11. FINANCIAL INFORMATION CONCERNING CTG.

    CTG is a holding company and owns all of the outstanding common stock of its subsidiaries. The consolidated financial statements of CTG include the consolidated accounts of CNG, CTG's regulated utility subsidiary, and the consolidated accounts of TEN, CTG's unregulated subsidiary.

    CNG is engaged principally in the retail distribution of natural gas in Hartford, New Britain and 19 other cities and towns in central Connecticut and in Greenwich, Connecticut. TEN provides, directly and through its subsidiary, The Hartford Steam Company, district heating and cooling services to buildings in Hartford, Connecticut.

    Set forth below is certain summary audited and unaudited consolidated historical and pro forma financial information relating to CTG. The consolidated historical financial information (other than the ratios of earnings to fixed charges) was derived from the audited consolidated financial statements included in CNG's Annual Report on Form 10-K for the fiscal year ended September 30, 1996 (the "1996 Annual Report"), and from the summary consolidated financial statements included in CTG's Quarterly Report on Form 10-Q for the period ended June 30, 1997 (the "1997 Third Quarter Report"), each of which is hereby incorporated herein by reference, and the other information and data contained in the 1996 Annual Report and the 1997 Third Quarter Report. More comprehensive financial information is included in such reports and the financial information that follows is qualified in its entirety by reference to such reports and all of the financial statements and related notes contained therein, copies of which may be obtained as set forth under the caption "The Offer--Miscellaneous."

             SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
              (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)

                                                                         YEAR ENDED        NINE MONTHS ENDED JUNE
                                                                       SEPTEMBER 30,                30,
                                                                   ----------------------  ----------------------
                                                                      1996        1995        1997        1996
                                                                   ----------  ----------  ----------  ----------
INCOME STATEMENT DATA:
Operating revenues...............................................  $  315,363  $  275,185  $  267,184  $  275,022
Operating margin.................................................     128,478     147,764     110,126     114,352
                                                                   ----------  ----------  ----------  ----------
Other operating expenses.........................................      97,974      86,966      81,313      83,345
                                                                   ----------  ----------  ----------  ----------
    Operating income.............................................      30,504      29,159      28,813      31,007
                                                                   ----------  ----------  ----------  ----------
Total other income, net of income taxes..........................       2,206       2,051         947         870
                                                                   ----------  ----------  ----------  ----------
Interest and debt expense, net...................................      13,715      14,191       9,697      10,377
                                                                   ----------  ----------  ----------  ----------
Net income.......................................................      18,995      17,019      20,063      21,500
Less--dividends on preferred stock...............................          63          62          46          47
                                                                   ----------  ----------  ----------  ----------
Net income applicable to common stock............................  $   18,932  $   16,957  $   20,017  $   21,453
                                                                   ----------  ----------  ----------  ----------
                                                                   ----------  ----------  ----------  ----------
Income per average share of common stock (1).....................  $     1.87  $     1.71  $     1.88  $     2.15
                                                                   ----------  ----------  ----------  ----------
                                                                   ----------  ----------  ----------  ----------
Average common shares outstanding during the period
  (in thousands).................................................      10,147       9,927      10,631       9,985
                                                                   ----------  ----------  ----------  ----------
                                                                   ----------  ----------  ----------  ----------
Dividends per share of common stock..............................  $     1.50  $     1.48  $     1.14  $     1.12
                                                                   ----------  ----------  ----------  ----------
                                                                   ----------  ----------  ----------  ----------
OPERATING DATA:
Ratio of earnings to fixed charges (2)...........................         3.3         2.7         5.0         4.9
Interest and dividend coverage (3)...............................         1.5         1.3         2.2         2.3
Capitalization ratios: (4)
    Common shareholders' equity..................................        52.7%       49.2%       54.0%       53.3%
    Preferred stock..............................................         0.3%        0.3%        0.3%        0.3%
    Long-term debt...............................................        47.0%       50.5%       45.7%       46.4%
                                                                   ----------  ----------  ----------  ----------
        Total capitalization.....................................       100.0%      100.0%      100.0%      100.0%
                                                                   ----------  ----------  ----------  ----------
                                                                   ----------  ----------  ----------  ----------
BALANCE SHEET DATA (END OF PERIOD):
Total assets.....................................................  $  466,979  $  465,039  $  468,426  $  489,469
Long-term debt (less current maturities).........................     136,432     150,390     135,447     149,265
Total common stock equity........................................     168,882     150,111     175,950     175,940
Book value per share (5).........................................       16.64       15.12       16.55       17.62

        NOTES TO SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION:

(1) All earnings per share data are based on the weighted average shares outstanding during the applicable periods.

(2) The ratios of earnings to fixed charges were calculated by dividing earnings before interest and income taxes by interest.

(3) Interest and dividend coverage ratios were calculated by dividing earnings before interest and income taxes by interest plus dividends.

(4) Capitalization ratios have been calculated including the current maturities of long-term debt.

(5) Book value per share is calculated as the total shareholders' equity divided by the number of shares outstanding at the end of the period.

    The summary unaudited consolidated pro forma financial information gives effect to the purchase of Shares pursuant to the Offer, based on assumptions described in the Notes to Summary Consolidated Historical and Pro Forma Financial Information as if such event had occurred at the beginning of each period presented (in the case of income statement data) or on September 30, 1996 or June 30, 1997, as the case may be (in the case of balance sheet data). The summary unaudited consolidated pro forma financial information should be read in conjunction with the summary consolidated historical financial information and does not purport to be indicative of the results that would actually have been obtained had the purchase of the Shares pursuant to the Offer been completed at the dates indicated or that may be obtained in the future.

      SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION
              (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)

                                                               YEAR ENDED                NINE MONTHS ENDED
                                                           SEPTEMBER 30, 1996              JUNE 30, 1997
                                                       ---------------------------  ----------------------------
                                                                      PRO FORMA                     PRO FORMA
                                                                     $27.00 PER                    $27.00 PER
                                                                        SHARE                         SHARE
                                                                      PURCHASE                      PURCHASE
                                                       HISTORICAL       PRICE       HISTORICAL        PRICE
                                                       ----------  ---------------  -----------  ---------------

                                                                     (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
INCOME STATEMENT DATA:
Operating revenues...................................  $  315,363    $   315,363     $ 267,184     $   267,184
Operating margin.....................................     128,478        128,478       110,126         110,126
                                                       ----------  ---------------  -----------  ---------------
Other operating expenses (1).........................      97,974         96,530        81,313          80,221
                                                       ----------  ---------------  -----------  ---------------
    Operating income (2).............................      30,504         31,948        28,813          29,905
                                                       ----------  ---------------  -----------  ---------------
Total other income, net of income taxes..............       2,206          2,206           947             947
                                                       ----------  ---------------  -----------  ---------------
Interest and debt expense, net (3)...................      13,715         17,154         9,697          12,307
                                                       ----------  ---------------  -----------  ---------------
Net income...........................................      18,995         17,000        20,063          18,545
Less--dividends on preferred stock...................          63             63            46              46
                                                       ----------  ---------------  -----------  ---------------
Net income applicable to common stock................  $   18,932    $    16,937     $  20,017     $    18,499
                                                       ----------  ---------------  -----------  ---------------
                                                       ----------  ---------------  -----------  ---------------
Income per average share of common
  stock (4)..........................................  $     1.87    $      2.03     $    1.88     $      2.09
                                                       ----------  ---------------  -----------  ---------------
                                                       ----------  ---------------  -----------  ---------------
Average common shares outstanding during the period
  (in thousands) (5).................................      10,147          8,347        10,631           8,831
                                                       ----------  ---------------  -----------  ---------------
                                                       ----------  ---------------  -----------  ---------------
Dividends per share of common stock (6)..............  $     1.50    $      1.00     $    1.14     $      0.75
                                                       ----------  ---------------  -----------  ---------------
                                                       ----------  ---------------  -----------  ---------------

OPERATING DATA:
Ratio of earnings to fixed charges (7)...............         3.3            2.9           5.0             4.2
Interest and dividend coverage (8)...................         1.5            1.9           2.2             2.7
Capitalization ratios: (9)
    Common shareholders' equity......................        52.7%          37.5%         54.0%           39.0%
    Preferred stock..................................         0.3%           0.3%          0.3%            0.3%
    Long-term debt...................................        47.0%          62.2%         45.7%           60.7%
                                                       ----------  ---------------  -----------  ---------------
        Total capitalization.........................       100.0%         100.0%        100.0%          100.0%
                                                       ----------  ---------------  -----------  ---------------
                                                       ----------  ---------------  -----------  ---------------

BALANCE SHEET DATA (END OF PERIOD):
Total assets.........................................  $  466,979    $   466,979     $ 468,426     $   468,426
Long-term debt (less current maturities) (10)........     136,432        184,499       135,447         183,514
Total common stock equity............................     168,882        119,782       175,950         126,850
Book value per share (11)............................       16.64          13.57         16.55           14.36

 NOTES TO SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION:

(1) Pro forma represents decreased expenses due to the lower income taxes because of the increased cost on the pro forma debt.

(2) Pro forma represents operating income increased by the reduction in income taxes in (1) above.

(3) Pro forma represents historical interest plus interest calculated on additional debt to fund stock repurchase.

(4) Represents earnings per share based on pro forma net income divided by the pro forma shares outstanding.

(5) Represents shares outstanding less the 1,800 Shares purchased pursuant to the Offer. There can be no assurance that TEN will purchase 1,800 Shares.

(6) Pro forma represents dividends at $0.25 per share per quarter.

(7) Ratios of earnings to fixed charges were calculated by dividing earnings before interest and income taxes by interest.

(8) Interest and dividend coverage ratios were calculated by dividing earnings before interest and income taxes by interest plus dividends.

(9) Capitalization ratios have been calculated including the current maturities of long-term debt.

(10) Represents long-term debt outstanding plus $45,000 of pro forma debt from the Notes at 6.99% and $4,600 of pro forma debt at an assumed rate of 6.37% under the Credit Facilities. Under the Credit Facilities, one third of the amount outstanding will be due during the first year and is classified as current debt.

(11) Book value per share is calculated as the total shareholder's equity divided by the number of shares outstanding at the end of the period.

12. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

    TEN's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and is likely to reduce the number of holders of Shares. Nonetheless, TEN and CTG anticipate that there will still be a sufficient number of Shares outstanding and publicly traded following the Offer to ensure a continued trading market in the Shares. Based on the published guidelines of the New York Stock Exchange, TEN and CTG do not believe that TEN's purchase of Shares pursuant to the Offer will cause CTG's remaining Shares to be delisted from such exchange.

    The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. TEN believes that, following the repurchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

    The Shares are registered under the Exchange Act, which requires, among other things, that CTG furnish certain information to its shareholders and the Commission and comply with the Commission's proxy rules in connection with meetings of CTG's shareholders. TEN and CTG believe that TEN's purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

    Shareholders who determine not to accept the Offer or whose Shares are not purchased in the Offer will realize an increase in their percentage ownership interest in the common equity of CTG and, thus, in CTG's future earnings and assets. Because of the smaller number of Shares outstanding after consummation of the Offer, increases or decreases in net earnings will result in proportionately greater increases or decreases in earnings per Share. See
Section 8.

    NEITHER TEN, CTG NOR ANY OF THEIR SUBSIDIARIES OR ANY OF THEIR DIRECTORS, OFFICERS OR EMPLOYEES MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE.

    TEN HAS BEEN ADVISED THAT NO DIRECTOR OR OFFICER OF TEN, CTG OR ANY OF THEIR SUBSIDIARIES INTENDS TO TENDER SHARES PURSUANT TO THE OFFER.

13. REGULATORY APPROVALS.

    Neither TEN, CTG nor any of their subsidiaries is aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency that would be required for TEN's acquisition of Shares as contemplated by the Offer or of any license or regulatory approval that appears to be material to the business of CTG or any of its subsidiaries (including TEN) that might be adversely affected by its acquisition of Shares as contemplated in the Offer. Should any such approval or other action be required, TEN currently contemplates that it will seek such approval or other action. TEN cannot predict whether it may determine that it is required to delay the acceptance of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the business of CTG or any of its subsidiaries (including TEN).

14. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

    IN GENERAL. The following summary is a general discussion of certain United States federal income tax consequences relating to the Offer. This summary does not discuss any aspects of state, local, foreign or other tax laws that may be applicable to a shareholder of CTG. The summary is based on the Internal

Revenue Code of 1986, as amended (the "Code"), existing final, temporary and proposed Treasury Regulations promulgated thereunder, administrative rulings and practices of the Internal Revenue Service ("IRS"), and judicial decisions, all as in effect on the date hereof and all of which are subject to change possibly with retroactive effect. The summary deals only with Shares held as capital assets within the meaning of Section 1221 of the Code and does not address tax consequences that may be relevant to investors subject to special treatment under the United States federal income tax laws, such as certain financial institutions, tax-exempt organizations, insurance companies, broker-dealers in securities or currencies, shareholders who acquired their Shares upon the exercise of options or otherwise as compensation, or shareholders holding the Shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for federal income tax purposes. Neither TEN nor CTG will seek a ruling from the IRS with regard to the tax matters discussed below. Accordingly, each shareholder should consult its own tax advisor with regard to the Offer and the application of the United States federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction, to its particular situation.

    CHARACTERIZATION OF THE SALE. A sale of Shares by a shareholder of CTG pursuant to the Offer will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under any applicable state, local and foreign tax laws. The United States federal income tax consequences of such sale to a shareholder may vary depending upon the shareholder's particular facts and circumstances. Under Sections 302 and 304 of the Code, a sale of Shares by a shareholder to TEN pursuant to the Offer will be treated as a "sale or exchange" of such Shares for United States federal income tax purposes (rather than as a deemed distribution by CTG with respect to Shares continued to be held (or deemed to be held) by the tendering shareholder) if the receipt of cash upon such sale (i) is "substantially disproportionate" with respect to the shareholder, (ii) results in a "complete termination" of the shareholder's interest in CTG, or (iii) is "not essentially equivalent to a dividend" with respect to the shareholder. These tests (the "Section 302 tests") are explained more fully below.

    If any of the Section 302 tests is satisfied, and the sale of the tendered Shares is therefore treated as a "sale or exchange" of such Shares for United States federal income tax purposes, the tendering shareholder will recognize capital gain or loss equal to the difference between the amount of cash received by the shareholder pursuant to the Offer and the shareholder's adjusted tax basis in the Shares sold pursuant to the Offer. As a result of changes made by the Taxpayer Relief Act of 1997, any such gain or loss recognized by individuals, trusts or estates will be long-term capital gain or loss, subject to a maximum 20% tax rate, if the Shares have been held for more than eighteen months. Any such gain or loss will be mid-term capital gain or loss, subject to a maximum 28% tax rate, if the Shares have been held for more than one year but not more than eighteen months.

    If none of the Section 302 tests is satisfied, then, to the extent, first, of TEN's current and accumulated earnings and profits and, second, of CTG's current and accumulated earnings and profits, the tendering shareholder will be treated as having received a dividend taxable as ordinary income in an amount equal to the entire amount of cash received by the shareholder pursuant to the Offer (without reduction for the adjusted tax basis of the Shares sold pursuant to the Offer), no loss will be recognized, and (subject to reduction as described below for corporate shareholders eligible for the dividends-received deduction) the tendering shareholder's adjusted tax basis in the Shares sold pursuant to the Offer will be added to such shareholder's adjusted tax basis in its remaining Shares, if any. No assurance can be given that any of the Section 302 tests will be satisfied as to any particular shareholder, and thus no assurance can be given that any particular shareholder will not be treated as having received a dividend taxable as ordinary income. If the sale of Shares by a shareholder is not treated as a sale or exchange for federal income tax purposes, any cash received for Shares pursuant to the Offer in excess of the current and accumulated earnings and profits of TEN and CTG will be treated, first, as a nontaxable return of capital to the extent of the shareholder's adjusted tax basis in such shareholder's Shares, and, thereafter, as taxable capital gain, to the extent the cash received exceeds such basis.

    CONSTRUCTIVE OWNERSHIP OF STOCK. In determining whether any of the Section 302 tests is satisfied, shareholders must take into account not only the Shares which are actually owned by the shareholder, but also Shares which are constructively owned by the shareholder by reason of the attribution rules contained in Section 318 of the Code, as modified by Section 304 of the Code. Under Section 318 of the Code, as so modified, a shareholder may be treated as owning (i) Shares that are actually owned, and in some cases constructively owned, by certain related individuals or entities in which the shareholder owns an interest, or, in the case of shareholders that are entities, by certain individuals or entities that own an interest in the shareholder, and (ii) Shares which the shareholder has the right to acquire by exercise of an option or a conversion right contained in another instrument held by the shareholder. Contemporaneous dispositions or acquisitions of Shares by a shareholder or related individuals or entities may be deemed to be part of a single integrated transaction which will be taken into account in determining whether any of the
Section 302 tests has been satisfied in connection with Shares sold pursuant to the Offer. EACH SHAREHOLDER SHOULD BE AWARE THAT BECAUSE PRORATION MAY OCCUR IN THE OFFER, EVEN IF ALL THE SHARES ACTUALLY AND CONSTRUCTIVELY OWNED BY A SHAREHOLDER ARE TENDERED PURSUANT TO THE OFFER, FEWER THAN ALL OF SUCH SHARES MAY BE PURCHASED BY TEN. THUS, PRORATION MAY AFFECT WHETHER A SALE BY A SHAREHOLDER PURSUANT TO THE OFFER WILL MEET ANY OF THE SECTION 302 TESTS.

    SECTION 302 TESTS. One of the following tests must be satisfied in order for the sale of Shares pursuant to the Offer to be treated as a sale or exchange for federal income tax purposes.

        a. SUBSTANTIALLY DISPROPORTIONATE TEST. The receipt of cash by a shareholder will be "substantially disproportionate" if the percentage of the outstanding Shares actually and constructively owned by the shareholder immediately following the sale of Shares pursuant to the Offer (treating as not being outstanding all Shares purchased pursuant to the Offer) is less than 80% of the percentage of the outstanding Shares actually and constructively owned by such shareholder immediately before the sale of Shares pursuant to the Offer (treating as outstanding all Shares purchased pursuant to the Offer). Shareholders should consult their own tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation and circumstances.

        b. COMPLETE TERMINATION TEST. The receipt of cash by a shareholder will be a "complete termination" of the shareholder's interest in CTG if either (i) all of the Shares actually and constructively owned by the shareholder are sold pursuant to the Offer, or (ii) all of the Shares actually owned by the shareholder are sold pursuant to the Offer and, with respect to the Shares constructively owned by the shareholder which are not sold pursuant to the Offer, the shareholder is eligible to waive (and effectively waives) constructive ownership of all such Shares under procedures described in Section 302(c) of the Code. Shareholders considering making such a waiver should do so in consultation with their own tax advisors.

        c. NOT ESSENTIALLY EQUIVALENT TO A DIVIDEND TEST. Even if the receipt of cash by a shareholder fails to satisfy the "substantially disproportionate" test and the "complete termination" test, a shareholder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the shareholder's sale of Shares pursuant to the Offer results in a "meaningful reduction" in the shareholder's proportionate interest in CTG. Whether the receipt of cash by a shareholder who sells shares pursuant to the Offer will be "not essentially equivalent to a dividend" will depend upon the shareholder's particular facts and circumstances. The IRS has indicated in published Revenue Rulings that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." The IRS held, for example, in Rev. Rul. 76-385, 1976-2 C.B. 92, that a reduction in the percentage ownership interest of a shareholder in a publicly held corporation from .0001118% to .0001081% (a reduction of only 3.3% in the shareholder's prior percentage ownership interest) would constitute a "meaningful reduction." Shareholders expecting to rely on the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application to their particular situation and circumstances.

    CORPORATE SHAREHOLDER DIVIDEND TREATMENT. If a sale of Shares pursuant to the Offer by a corporate shareholder is treated as a dividend, the corporate shareholder may be entitled to claim a deduction in an amount equal to 70% of the gross dividend under Section 243 of the Code, subject to applicable limitations. Corporate shareholders should consider the effect of Section 246(c) of the Code, which disallows the 70% dividends-received deduction with respect to any dividend on any share of stock that is held for 45 days or less during the 90-day period beginning on the date which is 45 days before the date on which such share becomes ex-dividend with respect to such dividend. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer's risk of loss with respect to the stock is diminished by reason of the existence of certain options or other hedging transactions. Moreover, under Section 246A of the Code, if a corporate shareholder has incurred indebtedness directly attributable to an investment in Shares, the 70% dividends-received deduction may be reduced by a percentage generally computed based on the amount of such indebtedness and the shareholder's total adjusted tax basis in the Shares.

    In addition, as a result of changes made by the Taxpayer Relief Act of 1997, any amount received by a corporate shareholder pursuant to the Offer that is treated as a dividend will constitute an "extraordinary dividend" under Section 1059 of the Code (except as may otherwise be provided in regulations yet to be promulgated by the Treasury Department). Accordingly, a corporate shareholder would be required under Section 1059(a) of the Code to reduce its adjusted tax basis (but not below zero) in its Shares by the non-taxed portion of the extraordinary dividend (i.e., the portion of the dividend for which a deduction is allowed), and, if such portion exceeds the shareholder's adjusted tax basis in its Shares, to treat the excess as gain from the sale of such Shares in the year in which the dividend is received. These basis reduction and gain recognition rules would be applied by taking account only of the shareholder's adjusted tax basis in the Shares that were sold, without regard to other Shares that the shareholder may continue to own. Corporate shareholders should consult their own tax advisors as to the application of Section 1059 of the Code to the Offer, and to any dividends which may be treated as paid with respect to Shares sold pursuant to the Offer.

    FOREIGN SHAREHOLDERS. TEN will withhold United States federal income tax at a rate of 30% from the gross proceeds paid pursuant to the Offer to a foreign shareholder or his agent, unless TEN determines that such foreign shareholder is entitled to a reduced rate of withholding is pursuant to an applicable income tax treaty or to an exemption from withholding because such gross proceeds are effectively connected with the conduct of a trade or business by the foreign shareholder within the United States. For this purpose, a foreign shareholder is any shareholder of CTG that is not (i) a citizen or resident alien individual of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States trustees have the authority to control all substantial decisions relating to the trust.

    Generally, the determination of whether a reduced rate of withholding is available pursuant to an applicable income tax treaty is made by reference to a foreign shareholder's address or to a properly completed IRS Form 1001 furnished by the shareholder, and the determination of whether an exemption from withholding is available on the ground that gross proceeds paid to a foreign shareholder are effectively connected with a United States trade or business is made on the basis of a properly completed IRS Form 4224 furnished by the shareholder. TEN will determine a foreign shareholder's eligibility for a reduced rate of, or exemption from, withholding by reference to the shareholder's address and any IRS Forms 1001 or 4224 submitted to TEN by the shareholder unless facts and circumstances indicate that such reliance is not warranted or unless applicable law requires some other method for determining whether a reduced rate of withholding is applicable. These forms can be obtained from TEN.

    A foreign shareholder with respect to whom tax has been withheld may be eligible for a refund from the IRS of all or a portion of the withheld tax if the shareholder satisfies one of the Section 302 tests for capital gain treatment or is otherwise able to establish that no tax or a reduced amount of tax is due. Foreign shareholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and details of the refund procedure.

    The procedures described above for United States federal income tax withholding on proceeds paid pursuant to the Offer to a foreign shareholder are currently the subject of proposed Treasury Regulations, which were issued in 1996 and are proposed to be effective for payments made after December 31, 1997, subject to certain transition rules (the "1996 Proposed Regulations"). The 1996 Proposed Regulations, if adopted in their current form, would modify the procedures for establishing a reduced rate of withholding tax as described above. Under the 1996 Proposed Regulations, the determination of whether a foreign shareholder is entitled to a reduced rate of withholding pursuant to an applicable income tax treaty could no longer be determined solely by reference to the foreign shareholder's address. Instead, a foreign shareholder who wishes to claim the benefit of an applicable reduced treaty rate of withholding would be required to satisfy certain certification and other requirements. Informal statements by the IRS indicate that the 1996 Proposed Regulations, when finally adopted, will be made effective for payments made after December 31, 1998. No official announcement to this effect, however, has been issued by the IRS. Foreign shareholders of CTG should consult their own tax advisors concerning the potential adoption of the 1996 Proposed Regulations and the potential effect of such Regulations on the United States federal income tax consequences to them of the Offer.

    BACKUP WITHHOLDING. See Section 3 with respect to the application of United States federal income tax backup withholding.

    THE SUMMARY DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. THE TAX CONSEQUENCES OF A SALE OF SHARES PURSUANT TO THE OFFER MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR SITUATION AND CIRCUMSTANCES OF THE TENDERING SHAREHOLDER. NO INFORMATION IS PROVIDED HEREIN AS TO THE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE TRANSACTION CONTEMPLATED BY THE OFFER. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SALES MADE BY THEM PURSUANT TO THE OFFER, INCLUDING THE EFFECT OF THE STOCK OWNERSHIP ATTRIBUTION RULES MENTIONED ABOVE.

15. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS.

    TEN expressly reserves the right, in its sole discretion and at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. There can be no assurance, however, that TEN will exercise its right to extend the Offer. During any such extension, all Shares previously tendered will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in Section 4. TEN also expressly reserves the right, in its sole discretion, (i) to terminate the Offer and not accept for payment any Shares not theretofore accepted for payment or, subject to Rule 13e-4(f)(5) under the Exchange Act, which requires TEN either to pay the consideration offered or to return the Shares tendered promptly after the termination or withdrawal of the Offer, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 hereof by giving oral or written notice of such termination to the Depositary and making a public announcement thereof and (ii) at any time or from time to time, to amend the Offer in any respect. Amendments to the Offer may be effected by public announcement. Without limiting the manner in which TEN may choose to make public announcement of any termination or amendment, TEN shall have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Offer, in which case TEN shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date. Material changes to information previously provided to holders of the Shares in this Offer or in documents furnished subsequent thereto will be disseminated to holders of Shares in compliance with Rule 13e-4(e)(2) promulgated under the Exchange Act.

    If TEN materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, TEN will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price, change in dealer's soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. In a published release, the Commission has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given. Pursuant to Rule 13e-4(f)(1), the Offer will continue or be extended for at least ten business days from the time TEN publishes, sends or gives to holders of Shares a notice that it will (a) increase or decrease the price it will pay for Shares or the amount of the dealer's soliciting fee or (b) increase (except for an increase not exceeding 2% of the outstanding Shares) or decrease the number of Shares it seeks.

16. FEES AND EXPENSES.

    PaineWebber Incorporated will act as Dealer Manager for TEN in connection with the Offer. TEN has agreed to pay the Dealer Manager, upon acceptance for payment of Shares pursuant to the Offer, a fee of $0.125 per Share purchased by TEN pursuant to the Offer. The Dealer Manager will also be reimbursed by TEN for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its counsel, and will be indemnified against certain liabilities and expenses, including liabilities under the federal securities laws, in connection with the Offer.

    The Dealer Manager has rendered, is currently rendering and is expected to continue to render various investment banking and other advisory services to CTG and its subsidiaries (including TEN). It has received, and will continue to receive, customary compensation from CTG and its subsidiaries (including TEN) for such services.

    TEN has retained Chase Mellon Shareholder Services, L.L.C. as Depositary and D.F. King & Co., Inc. as Information Agent in connection with the Offer. The Information Agent may contact shareholders by mail, telephone, facsimile transmission and personal interviews, and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Depositary and the Information Agent will receive reasonable and customary compensation for their services and will also be reimbursed for certain out-of-pocket expenses. TEN has agreed to indemnify the Depositary and the Information Agent against certain liabilities, including certain liabilities under the federal securities laws, in connection with the Offer. Neither the Depositary nor the Information Agent has been retained to make solicitations or recommendations in connection with the Offer.

    Certain directors, officers or employees of TEN, CTG or their subsidiaries may, from time to time, contact shareholders to provide them with information regarding the Offer. Such directors, officers or employees will not make any recommendation to any shareholder as to whether to tender all or any Shares and will not solicit the tender of any Shares. Neither TEN, CTG nor any of their subsidiaries will compensate any director, officer or employee for this service.

    TEN will not pay any solicitation fees to any broker, dealer, bank, trust company or other person for any Shares purchased in connection with the Offer. TEN will reimburse such persons for customary handling and mailing expenses incurred in connection with the Offer.

    TEN will pay all stock transfer taxes, if any, payable on account of the acquisition of the Shares by TEN pursuant to the Offer, except in certain circumstances where special payment or delivery procedures are utilized pursuant to Instruction 7 of the Letter of Transmittal.

17. MISCELLANEOUS.

    CTG has been subject to the informational requirements of the Exchange Act since March 31, 1997 and in accordance therewith files reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Prior to March 31, 1997, such reports, proxy statements and other information were filed with the Commission by CNG; as a result of the holding company reorganization, CNG is no longer required to file such reports, proxy statements and other information pursuant to the Exchange Act. Certain information as of particular dates concerning CTG's directors and officers, their remuneration, options granted to them, the principal holders of CTG's securities and any material interest of such persons in transactions with CTG is filed with the Commission. CNG's Annual Report on Form 10-K for the fiscal year ended September 30, 1996 and CTG's Report on Form 10-Q for the quarter ended June 30, 1997 have been filed with the Commission. Copies of such documents may be obtained as described below. In addition, TEN has filed an Issuer Tender Offer Statement on Schedule 13E-4 with the Commission, which includes certain additional information relating to the Offer. Such reports, as well as such other material, may be inspected and copies may be obtained at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. The Commission maintains a Web site that contains such reports, and other information regarding registrants that file electronically with the Commission. The address of such site is http:// www.sec.gov. Copies of such material may be obtained by mail, upon payment of the Commission's customary fees, from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information also should be available for inspection at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. TEN's Schedule 13E-4 may not be available at the Commission's regional offices.

    The Offer is being made to all holders of Shares. TEN is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to a valid state statute. If TEN becomes aware of any valid state statute prohibiting the making of the Offer, TEN will make a good faith effort to comply with such statute. If, after such good faith effort, TEN cannot comply with such statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares in such state. In those jurisdictions whose securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of TEN by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

                                          THE ENERGY NETWORK, INC.

October 2, 1997

                                                                      SCHEDULE A

                     CERTAIN TRANSACTIONS INVOLVING SHARES

    During the 40 business days prior to October 2, 1997, no executive officer or director of TEN, CTG or any of their subsidiaries effected transactions in the Shares, except through the DRIP or ESP.

    Executive officers and directors of TEN, CTG and their subsidiaries purchased an aggregate of 792 Shares through the reinvestment of dividends in the DRIP.

    In addition, executive officers and directors of TEN, CTG and their subsidiaries purchased an aggregate of 503 shares through the ESP.

    Facsimile copies of the Letter of Transmittal will be accepted from Eligible Institutions. The Letter of Transmittal and certificates for Shares should be sent or delivered by each shareholder of CTG or his or her broker, dealer, bank or trust company to the Depositary at one of its addresses set forth below.

                                THE DEPOSITARY:

                   CHASE MELLON SHAREHOLDER SERVICES, L.L.C.

           BY HAND:                        BY MAIL:                     BY FACSIMILE:               BY OVERNIGHT DELIVERY:
  Reorganization Department       Reorganization Department      (Eligible Institutions Only)     Reorganization Department
         120 Broadway                   P.O. Box 3305                   (201) 329-8936                85 Challenger Road
          13th Floor              South Hackensack, NJ 07606        CONFIRM BY TELEPHONE:              Mail Drop-Reorg.
      New York, NY 10271                                                (201) 296-4860            Ridgefield Park, NJ 07660

    Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at the telephone numbers and addresses listed below. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent and such copies will be furnished promptly at TEN's expense. Shareholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                             THE INFORMATION AGENT:

                             D.F. KING & CO., INC.

                                77 Water Street

                            New York, New York 10005

                     Telephone: (800) 578-5378 (toll free)

                         (212) 269-5550 (call collect)

                              THE DEALER MANAGER:

                            PAINEWEBBER INCORPORATED

                          1285 Avenue of the Americas

                                   12th Floor

                            New York, New York 10019

                     Telephone: (800) 894-0098 (toll free)